3/18

04010677

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Legacy Hotels Real Estate

*CURRENT ADDRESS

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34729 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/18/04

Legacy Notes

File No. 82-34729

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain amounts based on management's best estimates and careful judgement.

Management maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. To augment the internal control system, Legacy maintains a program of internal audits covering significant aspects of the operations and the internal audit department reports its findings and recommendations to management and the Audit Committee of the Board of Trustees.

The Board of Trustees carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, the majority being Independent Trustees. The Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls as well as the actions of management to implement such recommendations.

Neil J. Labatte
President and Chief Executive Officer
Toronto, Ontario
January 27, 2004

Robert M. Putman
Vice President and Chief Financial Officer
Toronto, Ontario
January 27, 2004

AUDITORS' REPORT

To the Unitholders of Legacy Hotels Real Estate Investment Trust

We have audited the consolidated balance sheets of Legacy Hotels Real Estate Investment Trust ("Legacy") as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of Legacy's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Legacy as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario
January 27, 2004

AR/S
12-31-03

CONSOLIDATED BALANCE SHEETS
As at December 31, 2003 and 2002 (in thousands of Canadian dollars)

	2003	2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 19,335	$ 46,224
Accounts receivable	46,630	41,446
Inventory	7,927	6,211
Prepaid expenses	6,837	5,014
	80,729	98,895
Property and equipment (note 4)	1,850,127	1,745,667
Goodwill (note 2)	35,425	35,425
Other assets	22,068	28,174
Future income taxes	6,340	1,083
	$ 1,994,689	$ 1,909,244
LIABILITIES		
Current liabilities		
Bank loans (note 5)	$ 59,873	$ –
Accounts payable and accrued liabilities	64,820	67,925
Accrued distributions on convertible debentures	2,946	2,946
Current portion of long-term debt (note 6)	13,368	157,295
Other (note 14)	11,488	132
	152,495	228,298
Long-term debt (note 6)	815,794	587,613
Other liabilities	26,658	22,012
Future income taxes (note 7)	35,330	38,495
	1,030,277	876,418
UNITHOLDERS' INTEREST (note 8)		
Units	795,682	795,682
Contributed surplus	49	49
Exchangeable shares	126,420	126,420
Convertible debentures	147,281	145,931
Foreign currency translation adjustments	(27,696)	2,246
Deficit	(77,324)	(37,502)
	964,412	1,032,826
	$ 1,994,689	$ 1,909,244
Commitments and contingencies (note 17)		

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Trustees

NEIL J. LABATTE
Trustee

BRYCE W. DOUGLAS
Trustee

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2003 and 2002 (in thousands of Canadian dollars, except per unit amounts)

	2003	2002
Revenues		
Room	$ 397,907	$ 402,177
Food and beverage	227,518	208,963
Other	38,517	36,489
	663,942	647,629
Operating expenses	470,764	428,048
Gross operating profit	193,178	219,581
Hotel management fees (note 13)	20,258	23,306
Property taxes, rent and insurance	58,338	50,250
Operating income from hotel operations before undernoted items	114,582	146,025
Other expenses		
Amortization of property and equipment	45,158	36,108
Advisory fees (note 13)	8,238	7,152
Other	5,357	2,812
Income before interest expense and income tax expense (recovery)	55,829	99,953
Interest expense, net (note 10)	71,020	48,599
Income (loss) before income tax expense (recovery)	(15,191)	51,354
Income tax expense (recovery) (note 7)		
Current	1,033	560
Future	(7,836)	(4,311)
	(6,803)	(3,751)
Net income (loss) for the year	$ (8,388)	$ 55,105
Basic net income (loss) per unit (note 11)	$ (0.21)	$ 0.50
Diluted net income (loss) per unit (note 11)	$ (0.21)	$ 0.50

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT

For the years ended December 31, 2003 and 2002 (in thousands of Canadian dollars)

	2003	2002
Deficit – beginning of year	$ (37,502)	$ (19,339)
Net income (loss) for the year	(8,388)	55,105
Distributions in the year	(16,533)	(53,777)
Dividends on exchangeable shares	(1,942)	(7,757)
Part VI.1 tax on exchangeable share dividends	(777)	(3,121)
Part VI.1 tax deduction	793	2,792
Accretion of convertible debenture issuance costs (note 8)	(1,350)	(1,181)
Distributions on convertible debentures (note 8)	(11,625)	(10,224)
Deficit – end of year	$ (77,324)	$ (37,502)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003 and 2002 (in thousands of Canadian dollars)

	2003	2002
CASH PROVIDED BY (USED IN)		
Operating activities		
Net income (loss) for the year	$ (8,388)	$ 55,105
Items not affecting cash		
Amortization of property and equipment	45,158	36,108
Gain on settlement of debentures	–	(127)
Part VI.1 tax	(777)	(3,121)
Future income taxes	(7,836)	(4,311)
Other	5,093	2,422
Changes in non-cash working capital (note 12)	(83)	4,477
	33,167	90,553
Investing activities		
Acquisitions (note 3)	(50,013)	(219,991)
Land transfer tax refund	–	1,685
Additions to property and equipment	(58,105)	(50,397)
Proceeds from sale of property and equipment	162	151
Other assets	(9,049)	(6,741)
	(117,005)	(275,293)
Financing activities		
Distributions	(16,533)	(53,777)
Dividends on exchangeable shares	(1,942)	(7,757)
Distributions on convertible debentures	(11,625)	(7,278)
Net proceeds from unit issuance (note 8)	–	157,340
Net proceeds from bankers' acceptances	59,873	–
Net proceeds from affiliates	11,356	–
Net proceeds from convertible debentures	–	144,750
Net proceeds from new debentures issued	–	98,750
Repurchase of debentures for cancellation	(162,200)	(34,598)
Repayment of debentures	(150,000)	(78,075)
Net proceeds from mortgages	335,000	–
Mortgage payments	(7,577)	(5,201)
Other	(132)	(132)
	56,220	214,022
Translation adjustments	729	2,246
Increase (decrease) in cash during the year	(26,889)	31,528
Cash and cash equivalents – beginning of year	46,224	14,696
Cash and cash equivalents – end of year	$ 19,335	$ 46,224
Supplemental disclosure		
Income taxes paid	$ 2,416	$ 7,832
Interest paid	$ 57,669	$ 49,500

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2003 and 2002 (in thousands of Canadian dollars, except per unit amounts)

1. BASIS OF PRESENTATION

Legacy Hotels Real Estate Investment Trust ("Legacy"), is an unincorporated closed-end real estate investment trust created by a declaration of trust dated as of September 11, 1997, as amended to April 24, 2003 (the "Declaration of Trust"). Legacy commenced its operations on November 10, 1997 upon the completion of its initial public offering and a simultaneous offering of Series 1 Debentures. Upon the completion of these offerings, Legacy acquired interests in 11 first-class and luxury full-service business hotels (the "Initial Hotel Portfolio") from a subsidiary of Fairmont Hotels & Resorts Inc. ("FHR"). Legacy has since acquired interests in 13 additional hotel properties.

All of Legacy's properties are managed by subsidiaries of FHR under long-term management agreements. In addition, FHR provides operational and administrative services to Legacy under an advisory agreement. All transactions under such agreements between Legacy and FHR are detailed in note 13. FHR currently owns an approximate 35% interest in Legacy.

The operations of Legacy, including its strategy, investments and management, are subject to the general direction and control of its Trustees. A majority of the Trustees must be independent of Legacy and FHR or any of their affiliates.

The hotel portfolio consists of 24 hotels of which 22 are located in 14 Canadian cities throughout nine provinces. The two remaining hotels are located in Washington, D.C. and Seattle, Washington. The majority of the properties are owned by Legacy except for the Delta Calgary Airport, Delta Halifax, Delta Barrington, Delta Beauséjour, Delta Ottawa Hotel and Suites and The Fairmont Olympic Hotel, Seattle, in which Legacy holds long-term leasehold interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in all material respects and reflect the following policies:

Principles of consolidation

The consolidated financial statements include the results of operations of Legacy and its subsidiaries, all of which are wholly-owned by Legacy.

Foreign currency translation

Foreign currency assets and liabilities of Legacy's operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

The accounts of self-sustaining subsidiaries, where the functional currency is other than the Canadian dollar, are translated using the period-end exchange rate for assets and liabilities and the average exchange rates in effect for the period for revenues and expenses. Exchange gains or losses arising from translation of such accounts are deferred and included under unitholders' interest as foreign currency translation adjustments.

Revenue recognition

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured.

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and replacement value.

Property and equipment

Property and equipment are recorded at cost. Legacy's policy is to capitalize major renewals and replacements and interest incurred during the renovation period of major renovations to existing facilities. Interest is capitalized based on the borrowing rate of debt for the project or if no specific financing is obtained, Legacy's average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Amortization is provided at rates designed to write off the assets over their estimated economic lives, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options, and the economic life of the building.

The annual rates of amortization are as follows:

Buildings	20–40 years sinking-fund
Furniture, fixtures and equipment	5–17 years straight-line
Leasehold interests	over the term of the leases

Under the sinking-fund method, the cost of a building is amortized over a maximum period of 40 years in a series of annual instalments increasing at the rate of 5%, compounded annually.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net identifiable assets acquired in a purchase business combination.

Effective January 1, 2002, Legacy no longer amortizes goodwill, but it is subject to impairment tests on at least an annual basis. Legacy performs such impairment tests on at least an annual basis and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting unit is estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss would be expensed in the consolidated statements of income.

Long-lived assets

Effective January 1, 2003, Legacy adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are reviewed at the individual hotel level, the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on Legacy's financial position, results of operations or cash flows.

Also effective January 1, 2003, Legacy adopted the new CICA recommendations relating to the disposal of long-lived assets. Subject to certain criteria, long-lived assets that management expects to dispose of by sale are classified as held for sale. The related results of operations from these properties classified as held for sale are reported in discontinued operations, if certain criteria are met, with reclassification of prior years' related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on Legacy's financial position, results of operations or cash flows.

Debt discount and other issuance expenses

Debt discount and other issuance expenses are included as other assets and amortized over the terms of the related debt.

Income taxes

Legacy is taxed as a mutual fund trust for income tax purposes. Pursuant to the Declaration of Trust, all of the taxable income earned directly by Legacy in the year is distributable to unitholders and such distributions are deducted for income tax purposes. Consequently, no provision for income taxes under the liability method of accounting for income taxes is required for Legacy.

Legacy's subsidiaries also use the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively-enacted income tax rates and laws that are expected to be in effect in the years in which the future income tax assets or liabilities are expected to be settled or realized. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs. Valuation allowances are recorded when it is more likely than not that a future income tax asset will not be realized.

Financial instruments

Legacy may use derivative products from time to time to hedge its exposure to interest rate movements on underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments.

At the inception of a hedge, Legacy documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Legacy assesses the effectiveness of the hedge at the inception and throughout the contract period by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, Legacy records any changes in fair value related to the portion of the derivative instruments that is no longer deemed to be effective or does not meet the criteria of a hedge in the consolidated statement of income.

Unit options

Legacy has not recognized compensation expense for unit options granted to officers, Trustees and employees in the consolidated statements of income as Legacy has quantified the amount to be insignificant based on the 7,500 options issued in the year. Any cash paid by the employee on the exercise of unit options is credited to unitholders' interest.

Effective January 1, 2004, Legacy will adopt the revised recommendations of the CICA with respect to stock-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations.

Net income per unit

Net income per unit is calculated using the weighted-average number of units outstanding during the year. The dilutive effect on net income per unit resulting from the options outstanding under the unit option plan is calculated using the treasury stock method.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period. Actual results could differ from those estimates.

Comparative figures

Certain of the prior year's figures have been reclassified to conform with the presentation adopted in 2003.

Change in accounting policies

Long-lived assets

Effective January 1, 2003, Legacy adopted the new recommendations of the CICA with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are reviewed at the individual hotel level, the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on Legacy's financial position, results of operations or cash flows.

Also effective January 1, 2003, Legacy adopted the new CICA recommendations relating to the disposal of long-lived assets. Subject to certain criteria, long-lived assets that management expects to dispose of by sale are classified as held for sale. The related results of operations from these properties classified as held for sale are reported in discontinued operations, if certain criteria are met, with reclassification of prior years' related operating results. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell. Adoption of this new standard did not have an impact on Legacy's financial position, results of operations or cash flows.

Goodwill

On January 1, 2002, Legacy adopted the new recommendations of the CICA with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to impairment tests on at least an annual basis. Upon initial adoption of these recommendations, Legacy completed its impairment testing on the balance of goodwill and concluded that this asset was not impaired.

3. ACQUISITIONS

Legacy completed the following acquisition in 2003:

On August 1, 2003, Legacy acquired a leasehold interest in the building of the Olympic Hotel in Seattle, Washington plus related furniture, fixtures and equipment. The hotel was acquired for a purchase price of $138,800 plus $3,611 in closing costs and the assumption of $1,986 in working capital. The purchase was partially satisfied by the assumption of an existing mortgage in the amount of US$44,000, the issuance of a US$20,000 note and the use of a deposit in the amount of US$4,000 made in November 2002 and the balance was paid in cash. The purchase price equation has not yet been finalized. Following its acquisition, this hotel was renamed The Fairmont Olympic Hotel, Seattle.

The purchase price of this acquisition has been allocated to the identifiable assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price has been allocated as follows:

Working capital	$ 1,986
Building	127,143
Furniture, fixtures and equipment	15,268
Mortgage and long-term debt	(88,832)
	55,565
Deposit made in November 2002	(5,552)
	$ 50,013

The building is being amortized over the term of the lease.

Legacy completed the following acquisitions in 2002:

On December 4, 2002, Legacy acquired the assets of the Monarch Hotel in Washington, D.C. The hotel was acquired for a purchase price of $229,100 plus $7,017 in closing costs and the assumption of $751 in working capital. The purchase was partially satisfied by the assumption of existing debt in the amount of US$51,319 and the balance was paid in cash. On December 11, 2002, this hotel was renamed The Fairmont Washington, D.C.

On July 12, 2002, Legacy finalized the acquisition of the Sheraton Suites Calgary Eau Claire in Calgary, Alberta. The hotel was purchased with cash for an aggregate purchase price of $65,000 plus $950 in closing costs less the assumption of a $633 working capital deficit. Legacy was entitled to receive an amount from the vendor based on the net income from the Sheraton Suites Calgary Eau Claire for the period from June 1, 2002 to July 12, 2002 less interest on the cash portion of the purchase price. During this period, Legacy earned a net amount of $1,110. This amount is taxable and therefore was included in distributable income. Under GAAP, however, this amount was treated as an adjustment to the purchase price.

The purchase price of each of the 2002 acquisitions has been allocated to the identifiable assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase prices have been allocated as follows:

	The Fairmont Washington, D.C.	Sheraton Suites Calgary Eau Claire
Working capital (deficit)	$ 751	$ (633)
Land	48,873	6,981
Buildings	173,501	51,859
Furniture, fixtures and equipment	13,743	6,000
Mortgage and long-term debt	(81,084)	–
	$ 155,784	$ 64,207

4. PROPERTY AND EQUIPMENT

	2003			2002		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Land	$ 183,400	$ –	$ 183,400	$ 192,061	$ –	$ 192,061
Buildings	1,561,694	63,659	1,498,035	1,443,151	48,198	1,394,953
Furniture, fixtures and equipment	249,998	98,248	151,750	212,815	71,832	140,983
Leasehold interests	24,766	7,824	16,942	22,674	5,004	17,670
	$ 2,019,858	$ 169,731	$ 1,850,127	$ 1,870,701	$ 125,034	$ 1,745,667

5. BANK LOANS

Legacy has a secured, revolving operating credit facility totalling $90,000 designed to provide financing for operations, acquisitions and other capital investments. The credit facility is secured by eight of Legacy's properties. As at December 31, 2003, bank loans of approximately $60,000 were drawn on this facility. In addition to the bank loans, letters of credit amounting to $2,340 were outstanding at December 31, 2003 against this facility. At December 31, 2002, LHC had a $30,000 revolving operating credit facility designed to provide financing for the operations and Legacy had a $100,000 revolving acquisition credit facility designed to provide financing for acquisitions and other capital investments. These credit facilities were unsecured.

6. LONG-TERM DEBT

	2003	2002
6.34%, Series 1C Debentures, due November 2004	$ –	$ 70,000
7.08%, Series 1D Debentures, due June 2008	–	45,000
6.30%, Series 2A Debentures, due December 2003	–	50,000
6.65%, Series 2B Debentures, due December 2005	–	47,200
Floating-rate, Series 3 Debentures, due December 15, 2003	–	100,000
7.96%, mortgage payable, due November 2011	157,747	160,125
8.54%, mortgage payable, due March 2011	106,952	108,533
7.86%, mortgage payable, due March 2011	74,862	76,081
11.00%, mortgage payable, due March 2010	6,798	7,038
6.84%, mortgage payable, due October 2008	61,100	74,260
6.84%, mezzanine loan, due May 2006	3,991	6,671
7.64%, mortgage payable, due February 2013	74,700	–
7.68%, mortgage payable, due June 2012	18,700	–
7.05%, mortgage payable, due February 2009	59,700	–
7.16%, mortgage payable, due February 2008	18,900	–
8.04%, mortgage payable, due February 2014	17,000	–
7.58%, mortgage payable, due March 2010	41,798	–
7.58%, mortgage payable, due March 2010	13,202	–
Floating rate, mortgage payable, due July 2006	56,712	–
Floating rate, mortgage payable, due February 2007	91,000	–
8.50% mezzanine loan, due February 2005	26,000	–
	829,162	744,908
Less: Current portion of long-term debt	13,368	157,295
	$ 815,794	$ 587,613

Long-term debt is payable over the next five years and thereafter as follows:

2004	$ 13,368
2005	40,688
2006	15,703
2007	107,799
2008	90,222
Thereafter	561,382
	$ 829,162

Debentures

On December 15, 2003, Legacy closed a refinancing transaction consisting of mortgages for aggregate gross proceeds of $335,000, bank financing and repayment of debentures. The proceeds were used to repay the maturing face amounts of Legacy's Series 2A and 3 Debentures and the redemption price of its Series 1C, 1D and 2B Debentures that had been called for redemption. A one-time call premium charge of $9,754 has been included in net interest expense for 2003. The costs associated with the financing amounted to $6,742 and are being amortized over the terms of the mortgages.

As at December 31, 2002, the unsecured Series 1 and Series 2 Debentures had a weighted-average annual interest rate of 6.63% and 6.47%, respectively. Interest was payable semi-annually in arrears. The unsecured Series 3 Debentures had interest at a floating rate equal to the bankers' acceptance rate plus 275 basis points, subject to certain adjustments, payable monthly in arrears.

Mortgages payable

As part of the December 15, 2003 refinancing transaction, Legacy has entered into seven mortgage financings with certain Canadian financial institutions for aggregate gross proceeds of $335,000. Legacy granted mortgages on seven of its properties – The Fairmont Waterfront, The Fairmont Hotel Macdonald, Delta Toronto East, Fairmont Château Laurier, Fairmont The Queen Elizabeth, Delta Centre-Ville and Delta Halifax. With the exception of Fairmont The Queen Elizabeth, the terms of the mortgages vary from four to ten years and carry varying rates of interest ranging from 7.05% to 8.04%. The mortgage secured by Fairmont The Queen Elizabeth matures February 1, 2007 and bears interest at bankers' acceptances plus 309 basis points. Legacy has entered into an interest rate contract to cap the combined rate on this mortgage at 11.0%.

Mortgages payable are also secured by the assets of The Fairmont Royal York, Fairmont Le Château Frontenac, The Fairmont Empress, Delta Centre-Ville, The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle. Interest is compounded semi-annually and payable monthly, except for the mortgages payable and the mezzanine loans secured by The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle which are denominated in US dollars with interest compounded monthly on a 360-day basis and payable monthly. Subsequent to December 31, 2003, Legacy made a US$10,100 deposit under the terms of an existing mortgage.

As at December 31, 2003, $147,803 (2002 – $80,931) of this debt was denominated in US dollars.

Declaration of Trust

The Declaration of Trust provides that Legacy shall not incur or assume any indebtedness if, after giving effect to the incurrence or assumption of such indebtedness, the total indebtedness of Legacy on a consolidated basis would exceed 50% of a defined asset base. The Declaration of Trust also provides that at no time shall indebtedness (other than trade payables, accrued expenses and distributions payable) aggregating more than 15% of the asset base be at floating interest rates or have maturities of less than one year, not including that portion of long-term debt falling due in the next 12 months.

7. INCOME TAXES

Legacy's corporate subsidiaries account for income taxes under the liability method as described in note 2. These companies were subject to tax on taxable income in 2003 at an effective income tax rate of approximately 37%. Current taxes consist mainly of the large corporations tax expense. To the extent that any Part VI.1 taxes are paid, a deduction in determining taxable income equal to 9/4 of the Part VI.1 taxes is available.

As at December 31, 2003, Legacy's subsidiary corporations had approximately $41,600 of non-capital losses available to reduce future taxable income through 2017. Valuation allowances totalling $7,000 have been recorded against future tax assets of $13,340 in respect of these losses.

8. UNITHOLDERS' INTEREST

Units	2003		2002	
	Number of units (thousands)		Number of units (thousands)	
Outstanding – beginning of year	89,360	$ 795,682	68,484	$ 638,342
Issued for cash				
Equity offering	–	–	19,500	145,646
Dividend reinvestment plan	–	–	670	5,722
Exercise of options	–	–	15	108
Other	–	–	691	5,864
Outstanding – end of year	89,360	$ 795,682	89,360	$ 795,682

On November 1, 2002, Legacy issued 19,500,000 units, of which approximately 13,000,000 units were sold to the public and approximately 6,500,000 units were issued to a wholly-owned subsidiary of FHR. In 2002, Legacy issued 691,438 units to a subsidiary of FHR through three private placements for proceeds of $5,864.

Each unit represents a unitholder's proportionate undivided beneficial interest in Legacy and confers the right to one vote at any meeting of unitholders and to participate pro rata in any distributions by Legacy and, in the event of termination of Legacy, in the net assets of Legacy remaining after satisfaction of all liabilities.

Legacy has a distribution reinvestment plan, which permits participants to acquire additional units of Legacy by reinvesting cash distributions paid on units they hold.

Exchangeable shares

The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable by a subsidiary as a result of paying these dividends. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum holding period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders.

Convertible debentures

On February 14, 2002, Legacy issued $150,000 in principal amount of 7.75% unsecured, subordinated, convertible debentures maturing on April 1, 2007 (the "Convertible Debentures"). The Convertible Debentures may be converted into Legacy units at the option of the holder at any time prior to maturity at a conversion price of $8.75 per Legacy unit, subject to certain adjustments in accordance with the terms of the Trust Indenture governing the terms of the Convertible Debentures. The Convertible Debentures may not be redeemed by Legacy prior to April 1, 2004. Thereafter, the Convertible Debentures may be redeemed by Legacy, in whole at any time or in part from time to time, on at least 30 days' notice at a redemption price equal to par plus accrued and unpaid interest, provided that the current market price is at least 115% of the then current conversion price. The term "current market price" is defined to mean the weighted-average trading price of Legacy units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date of the applicable event.

Legacy may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments and to the Convertible Debenture holders in the case of payment of principal. The number of units to be issued upon redemption will be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the units on the date fixed for redemption or the maturity date.

The Convertible Debentures are classified as equity on the consolidated balance sheets since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings. Legacy paid issuance costs totalling $5,250 in connection with this offering.

9. UNIT OPTION PLAN

Under Legacy's unit option plan, options may be granted to certain key employees, Trustees and employees and directors of its affiliates to purchase units of Legacy at a price not less than the market value of the units at the grant date. As at December 31, 2003, pursuant to the plan, there were 4,722,224 (2002 – 4,714,724) options to acquire units outstanding. These options expire ten years after the grant date, from November 2007 to September 2013. Options vest at the rate of 50% after two years and the balance one year thereafter. The maximum number of units reserved for issuance under the plan is 5,924,449. 7,500 new options were issued during 2003 (2002 – nil).

	2003		2002	
	Number of units (thousands)	**Weighted-average exercise price**	Number of units (thousands)	Weighted-average exercise price
Outstanding – beginning of year	**4,715**	**$ 9.31**	4,730	$ 9.30
Granted	**7**	**6.06**	–	–
Exercised	–	–	(15)	7.23
Cancelled	–	–	–	–
Outstanding – end of year	**4,722**	**$ 9.31**	4,715	$ 9.31
Exercisable – end of year	**4,688**	**$ 9.32**	4,418	$ 9.36

Information relating to unit options outstanding as at December 31, 2003 is as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of options outstanding (thousands)	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number of options exercisable (thousands)	Weighted-average exercise price
$5.65 – $6.75	307	5.1	$ 6.13	296	$ 6.13
$8.00 – $8.90	903	6.4	8.46	880	8.45
$9.80 – $9.95	3,512	3.9	9.80	3,512	9.80
	4,722	4.4	$ 9.31	4,688	$ 9.32

10. INTEREST EXPENSE

	2003	2002
Interest on debentures	**$ 18,926**	$ 19,401
Mortgage interest	**35,950**	28,888
Bank loans	**6,999**	2,617
Call premium charge	**9,754**	–
	71,629	50,906
Less		
Gain on settlement of debentures	–	127
Capitalized interest	**224**	123
Interest income	**385**	2,057
	609	2,307
	$ 71,020	$ 48,599

11. NET INCOME (LOSS) PER UNIT

Net income (loss) per unit is based on the net income (loss) available to unitholders divided by the weighted-average number of units and exchangeable shares outstanding during the year.

	2003	2002
Net income (loss)	$ (8,388)	$ 55,105
Part VI.1 tax, net of deduction	16	(329)
Accretion of convertible debenture issuance costs	(1,350)	(1,181)
Distributions on convertible debentures	(11,625)	(10,224)
Net income (loss) available to unitholders	$ (21,347)	$ 43,371

(in thousands)	2003	2002
Weighted-average number of units outstanding	89,360	72,518
Weighted-average number of exchangeable shares outstanding	14,700	14,700
	104,060	87,218
Dilutive effect of unit options	13	75
Diluted weighted-average number of units	104,073	87,293

For the year ended December 31, 2003, debentures convertible into 17,142,857 units (2002 – 17,142,857) and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

12. CHANGES IN NON-CASH WORKING CAPITAL

Details of changes in non-cash working capital are:

	2003	2002
Decrease in accounts receivable	$ 5,263	$ 5,237
Increase in inventory	(148)	(863)
Increase in prepaid expenses	(1,875)	(1,579)
Increase (decrease) in accounts payable and accrued liabilities	(3,323)	1,682
	$ (83)	$ 4,477

13. AGREEMENTS

Management agreements

Legacy entered into long-term management agreements in November 1997 with Canadian Pacific Hotels Management Corporation ("CPHMC"), a subsidiary of FHR, to manage the Initial Hotel Portfolio, with an initial term of 50 years and one renewal period of 25 years, exercisable at the option of CPHMC. In July 2002, Legacy also entered into a long-term management agreement with CPHMC to manage the Sheraton Suites Calgary Eau Claire.

Delta Hotels Limited ("Delta"), a subsidiary of FHR, provides management services to CPHMC for four of the hotels in the Initial Hotel Portfolio and three other Delta branded hotels. Delta also provides management services for four other properties under separate management agreements.

Fairmont Hotels Inc. ("Fairmont"), a subsidiary of FHR, provides management services to CPHMC for the remaining seven hotels in the Initial Hotel Portfolio and the Sheraton Suites Calgary Eau Claire. In addition, Fairmont provides management services to five other Legacy properties under separate management agreements.

Pursuant to these management agreements, CPHMC, Fairmont and Delta are entitled to a base management fee and an incentive management fee. The base management fee ranges from 2% to 3% of total hotel revenues. For the hotels included in the Initial Hotel Portfolio, the incentive fee is based on both the profitability of each of the hotels and the overall profitability of the Initial Hotel Portfolio. The incentive fee is calculated based on net operating income from hotel operations plus amortization less the capital replacement reserve, in excess of a threshold amount. In the event that the overall profitability does not exceed that target, the aggregate incentive fee determined on the profitability of each hotel that would otherwise be payable may be deferred. Such deferred incentive fee may become payable in a future year. For the 13 hotels acquired after the Initial Hotel Portfolio, the incentive fee is based on the profitability of each hotel and is calculated on a basis similar to the incentive fee calculation for the Initial Hotel Portfolio.

The management agreements for The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle include a provision for an additional special incentive fee. Under the terms of these agreements, the hotels are required to pay, in the first three years of the agreement, an amount by which net operating income exceeds a specified threshold. No amounts for special incentive fees have been payable for the year ended December 31, 2003.

Advisory agreement

Legacy entered into an Advisory Agreement in November 1997 with CPHMC to provide operation and administrative services to Legacy and to advise the Trustees regarding major decisions. The initial term was extended to 11 years and will be automatically renewed for additional terms of five years each, subject to the consent of CPHMC and the majority of the independent Trustees. This agreement was assigned to Fairmont in 1999, and expires in February 2009.

Fairmont is entitled to the following fees:

- an advisory fee equal to 0.40% of the asset base as defined;
- an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy other than purchased from a related party; and
- a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy, other than to a related party.

Strategic alliance agreement

Legacy and FHR entered into a Strategic Alliance Agreement in 1997 to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels.

14. RELATED PARTY TRANSACTIONS

Amounts payable to CPHMC, Fairmont and Delta during the year were as follows:

	2003	2002
Management fees	$ 20,258	$ 23,306
Advisory fees	8,238	7,152
Acquisition fees	902	1,365
	$ 29,398	$ 31,823

CPHMC, Fairmont and Delta provide central reservations, sales and marketing, central purchasing, accounting, management information, employee training and other services for which they are reimbursed on a cost recovery basis in accordance with management agreements. In 2003, the total amount charged from CPHMC, Fairmont and Delta was $23,940 (2002 – $20,828). Included in accounts payable as at December 31, 2003, is $4,079 (2002 – $5,452) owing to Fairmont and Delta.

In August 2003 and December 2002, Legacy entered into long-term, incentive-based management contracts for The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C. respectively with FHR. In connection with Fairmont securing the management contract on these properties, Fairmont has agreed to pay an aggregate amount of US$18,000 to Legacy over a three-year period. Legacy deferred the income recognition of this amount and is amortizing it over the lives of the management contracts. This amortization is being applied to reduce management fees expense. At December 31, 2003, Legacy has a receivable from FHR of US$11,000 in connection with various management contracts with FHR.

In connection with the above transactions, Legacy and FHR entered into reciprocal loan agreements for US$86,600. The loans mature in October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or FHR does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

A subsidiary of FHR has a 25% participation amounting to US$10,906 in Legacy's first mortgage on The Fairmont Olympic Hotel, Seattle at the same rate as the lender. In addition, at December 31, 2003, Legacy has an amount owing to FHR of $11,356, which has been classified as other under current liabilities. This amount matures on July 31, 2004 and bears interest at the bankers' acceptance rate plus 2.75%.

All transactions were recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other related party transactions are disclosed in note 15.

15. EMPLOYEE FUTURE BENEFITS

Certain employees of subsidiaries of Legacy belong to defined contribution plans. Pension costs under these plans equal contributions made during the year. As well, certain employees of subsidiaries participate in various defined benefit plans of FHR. Legacy pays its share of the contributions to FHR. As these contributions are not materially different from the expense, the contributions are expensed as incurred. As at December 31, 2003, Legacy had a future employee benefit liability of $2,411 (2002 – $2,378) relating to its portion of a supplemental pension plan. This amount is unfunded and guaranteed through a letter of credit advanced by FHR. In 2003, pension expense totalled $4,953 (2002 – $4,632).

Legacy also provides other post-retirement benefits; primarily life insurance and health care coverage, for certain employees. The costs of these other post-retirement benefits are actuarially determined using the projected benefit method pro-rated on service and management's best estimate of retirement ages of employees and expected health care costs. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments. Actuarial gains and losses and the initial transition obligation as of January 1, 2000 are amortized on a straight-line basis over the expected average remaining service lives of employees. The Trust uses a measurement date of December 31 for its other post-retirement benefits.

Other post-retirement benefit obligations

Change in benefit obligation	2003	2002
Benefit obligation – January 1	$ –	$ –
Service cost	64	–
Interest cost	249	–
Actuarial loss	187	–
Benefits paid	(218)	–
Other	3,883	–
Benefit obligation – December 31	$ 4,165	$ –

The weighted-average discount rate used to determine the benefit obligations at December 31, 2003 was 6.0% (2002 – 6.5%).

A 14% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 10% for 2004. The rate was assumed to decrease gradually to 5% by 2009 and remain at that level thereafter.

Funded status

All plans for other post-retirement benefits are unfunded. The funded status of other post-retirement benefit obligations, reconciled to the amounts reported on the consolidated balance sheets as at December 31, is as follows:

	2003	2002
Fair value of plan assets	$ –	$ –
Benefit obligation	(4,165)	–
Underfunded status	(4,165)	–
Unamortized net actuarial loss	187	–
Unamortized net transitional asset	2,897	–
Accrued benefit liability	$ (1,081)	$ –

The accrued benefit liability related to other post-retirement benefits is classified as a non-current other liability.

Net periodic cost

	2003	2002
Service cost	$ 64	$ –
Interest cost	249	–
Net amortization and deferrals	206	–
Other	780	–
	$ 1,299	$ –

Employer contributions in 2003 for these other post-retirement plans totalled $218.

16. FINANCIAL INSTRUMENTS

Fair value

The fair values of accounts receivable, accounts payable and accrued liabilities and amounts due to FHR approximate their carrying values, due to the relatively short periods to maturity of these instruments.

The fair market values of the debentures, mortgages and mezzanine loans are as follows:

	2003	2002
Series 1C Debentures	$ –	$ 70,600
Series 1D Debentures	–	43,865
Series 2A Debentures	–	50,530
Series 2B Debentures	–	47,750
Series 3 Debentures	–	100,000
7.96%, mortgage payable	164,205	169,688
8.54%, mortgage payable	115,193	118,291
7.86%, mortgage payable	77,982	80,434
11.00%, mortgage payable	7,830	8,491
6.84%, mortgage payable	61,669	77,894
6.84%, mezzanine loan	4,047	6,886
7.64%, mortgage payable	74,700	–
7.68%, mortgage payable	18,700	–
7.05%, mortgage payable	59,700	–
7.16%, mortgage payable	18,900	–
8.04%, mortgage payable	17,000	–
7.58%, mortgages payable	55,000	–
Floating rate mortgage payable	56,712	–
Floating rate mortgage payable	91,000	–
8.50%, mezzanine loan	26,000	–

Legacy has determined the estimated fair value of its long-term debt based on rates currently available to Legacy for long-term borrowings with similar terms and conditions.

Interest rate risk management

With the exception of the two floating rate mortgages, all long-term debt as at December 31, 2003 bears a fixed rate of interest. Legacy has entered into an interest rate swap to fix the rate on the $56,712 floating rate mortgage at 4.00% until June 2004 and 6.20% from July 2004 until maturity.

Credit risk management

Credit risk relates to cash, short-term investments and account receivable balances, and results from the possibility that a counterparty defaults on its contractual obligation to Legacy. This risk is minimized since Legacy deals with banks having an appropriate credit rating and performs ongoing credit evaluations of customers and maintains allowances for potential credit losses.

17. COMMITMENTS AND CONTINGENCIES

Minimum rentals for hotel and equipment leases are as follows:

2004	$ 9,772
2005	8,700
2006	8,142
2007	7,580
2008	3,806
Thereafter	17,377
	$ 55,377

Certain land and building leases are subject to additional rent based on a percentage of operating revenues. In accordance with hotel management agreements, the managers are entitled to withhold 4% to 5% of annual operating revenues as a capital replacement reserve to finance ongoing capital expenditures at the properties. Contractual commitments in respect of certain 2003 capital projects totalled $3,863 as at December 31, 2003.

18. SEGMENTED INFORMATION

Management views operations of the hotels held by Legacy as one operating segment. As a result, the consolidated financial statements are presented as one reportable segment with revenues disclosed separately for rooms, food and beverage and other, which consists primarily of incidentals.

Revenues and assets are allocated to countries based upon the hotels' geographic locations.

Geographical information

Revenues		
	2003	2002
Canada	$ 599,460	$ 645,032
United States	64,482	2,597
	$ 663,942	$ 647,629

Property and equipment and goodwill – net		
	2003	2002
Canada	$ 1,556,040	$ 1,545,176
United States	329,512	235,916
	$ 1,885,552	$ 1,781,092